Exhibit 99.1

February 20, 2008	For Immediate Release

PAN AMERICAN SILVER INCREASES ESTIMATED PROVEN AND
PROBABLE SILVER RESERVES TO 228 MILLION OUNCES

Vancouver, British Columbia – February 20, 2008 – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce the results of its 2007 year-end silver reserve and resource estimate.

In addition to replacing 100% of the 20.8 million ounces of contained silver that were mined during 2007, the Company added new proven and probable silver reserves of 14.5 million ounces and increased measured and indicated silver resources by another 4.9 million ounces.

“Once again, we have not only replaced what we mined, but have meaningfully added to our proven and probable silver reserves,” said Geoff Burns, President and CEO. “In the last two years we have discovered, upgraded and added through acquisitions of joint venture interests over 86 million ounces of silver, before considering ore mined.  In anyone’s book, this represents significant value creation.”

Reserve increases were driven by the Huaron, Morococha and San Vicente mines where net estimated proven and probable silver reserves rose 7.6 million ounces, 3.8 million ounces and 11.5 million ounces, respectively.  At Morococha, proven and probable silver reserves have tripled since Pan American acquired the operation in mid-2004.

The following represents the changes in the Company’s estimated silver reserves, year over year:

Proven and probable silver reserves, as at January 1, 2007	213.3	million ounces
Less: mined ounces (contained) during 2007	(20.8)
Discovered or acquired ounces during 2007	35.3
Proven and probable silver reserves, as at January 1, 2008	227.8	million ounces

Pan American has focused much of its exploration efforts over the past two years on its portfolio of operating properties.  In 2007, the Company drilled over 95,000 meters, almost exclusively at its existing mines.  The full results of the Company’s 2007 drilling programs have been incorporated into the year-end silver reserve and resource estimate.

In 2008, the Company plans another plus 90,000 meter exploration drilling program and while much of this effort will again be focused on increasing proven and probable reserves at operating mines, it will also include for the first time in many years testing of a number of newly acquired, highly prospective greenfield projects in Peru and Mexico.  Mr. Burns commented: “I am very excited about our greenfield exploration plan in 2008 and hope we will be able to announce a significant new silver discovery by this time next year.”

Complete reserve and resource information for all metals, including tonnage, grade and accompanying metal price assumptions is available at www.panamericansilver.com.  Complete silver reserve and resource information are as follows:

SILVER RESERVES - PROVEN AND PROBABLE
				Tonnes	Ag	Ag Cont.
	Location	Type	Classification	(000's)	(g/mt)	(000’ ozs)
Huaron	Peru	Vein	Proven	5,604	189	34,038
		Vein	Probable	4,007	192	24,788
Morococha (89.4%)	Peru	Vein/Mantos	Proven	4,131	148	19,693
		Vein/Mantos	Probable	2,540	152	12,427
La Colorada	Mexico	Vein	Proven	863	431	11,957
		Vein	Probable	457	415	6,103
Quiruvilca	Peru	Vein	Proven	730	175	4,106
		Vein	Probable	702	149	3,366
Silver Stockpiles	Peru	Flux Material	Probable	242	297	2,309
Alamo Dorado	Mexico	Disseminated	Proven	1,775	98	5,608
		Disseminated	Probable	9,444	114	34,605
Manantial Espejo	Argentina	Vein	Proven	3,489	151	16,940
		Vein	Probable	3,701	181	21,538
San Vicente (95%)	Bolivia	Vein	Proven	1,741	369	20,674
		Vein	Probable	648	463	9,644
TOTALS			Proven + Probable	40,074	177	227,795

SILVER RESOURCES - MEASURED AND INDICATED
				Tonnes	Ag	Ag Cont.
	Location	Type	Classification	(000's)	(g/mt)	(000’ ozs)
Huaron	Peru	Vein	Measured	1,300	161	6,726
		Vein	Indicated	846	163	4,421
Morococha (89.4%)	Peru	Vein/Mantos	Measured	1,154	162	5,999
		Vein/Mantos	Indicated	1,385	237	10,552
La Colorada	Mexico	Vein	Measured	186	312	1,871
		Vein	Indicated	928	313	9,337
Quiruvilca	Peru	Vein	Measured	4,246	114	15,556
		Vein	Indicated	953	164	5,028
Alamo Dorado	Mexico	Disseminated	Measured	263	84	710
		Disseminated	Indicated	3,610	71	8,241
Manantial Espejo	Argentina	Vein	Measured	1,807	87	5,054
		Vein	Indicated	2,288	94	6,915
San Vicente (95%)	Bolivia	Vein	Measured	509	93	1,520
		Vein	Indicated	538	253	4,381
TOTALS			Measured+Indicated	20,014	134	86,312

SILVER RESOURCES - INFERRED
				Tonnes	Ag	Ag Cont.
	Location	Type	Classification	(000's)	(g/mt)	(000’ ozs)
Huaron	Peru	Vein	Inferred	3,939	177	22,467
Morococha (89.4%)	Peru	Vein/Mantos	Inferred	6,342	151	30,788.344
La Colorada	Mexico	Vein	Inferred	1,828	307	18,052
Quiruvilca	Peru	Vein	Inferred	2,472	135	10,761
Alamo Dorado	Mexico	Disseminated	Inferred	518	79	1,316
Manantial Espejo	Argentina	Vein	Inferred	2,523	107	8,679
San Vicente (95%)	Bolivia	Vein	Inferred	690	326	7,225
TOTALS			Inferred	18,311	169	99,288

HISTORICAL ESTIMATES
			Tonnes	Ag	Ag Cont.
Property	Location	Unclassified	(000's)	(g/mt)	(000’ ozs)
Hog Heaven (i)	USA	Historical (i)(ii)	2,705	167	14,550
Hog Heaven (i)	USA	Historical (ii)	7,639	133	32,730
Waterloo (iv)	USA	Historical	33,758	93	100,937
TOTAL		Historical	44,102	104	148,217

Notes: The table illustrates Pan American’s share of estimated silver reserves and resources for each property.  Pan American’s interest in properties which are not wholly-owned are noted next to the property name.

Silver resources are exclusive or silver reserves.

The silver reserve and resource estimates are prepared in accordance with the Canadian Institute of Mining (“CIM”) Definition Standards On Mineral Resources and Mineral Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project. You will find the definitions and guidelines at www.cim.org.

Silver resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of, or were reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Mine Engineering as Qualified Persons (“QPs”) as that term is defined in National Instrument 43-101 (“NI 43-101”). They have also reviewed and approved the contents of this press release. Silver reserve and resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons, and are based on 2006 silver reserve and resource estimates adjusted for 2007 production where applicable.  Estimates for Hog Heaven and Waterloo are based on historical third party estimates.

Metal Prices Used for all Mines (except Manantial Espejo) are: Ag: $11.00/oz, Au: $625/0z, Pb: $1,600/Tonne,  Cu: $6,000/Tonne, Zn: $2,100/Tonne.  Metal Prices Used for Manantial Espejo are:  Ag: $9.00/oz,  Au: $525/0z,  Pb: $1,000/Tonne,  Cu: $5,000/Tonne,  Zn: $2,100/Tonne

Varying cut-off values have been used depending on the mine and type of ore contained in the silver reserves.  Pan American’s normal data verification procedures have been employed in connection with the calculations.  Silver resources have been estimated using varying cut-off values, depending on both the type of mine or project, its maturity and ore types at each property.

There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the silver reserves and resources at any of Pan American’s properties.

Silver resources do not have demonstrated economic viability.

(i) The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Historical Estimates Category	Tons	oz/ton Ag
Proven reserves	2,981,690	4.88
Probable & possible reserves	904,200	10.40
Heap leach ore	316,100	1.56
Possible resources	4,500,000	2.41
Inferred resources	2,700,000	4.44

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(ii) The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iii) The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(iv) The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource." However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical  estimates should not be relied upon.

Pan American’s estimated silver reserve and resources are forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined.  Material factors that could cause Pan American’s actual results to differ materially from these estimates include: technological and operational challenges to Pan American’s mines and mine development projects; changes in local legislation or taxation or the local political or economic environment; changes in mine or development project parameters to deal with unanticipated economic factors; future prices of silver; increased competition in the mining industry for equipment and qualified personnel, and their rising costs; unexpected work stoppage or labour disputes; fluctuations in the price for natural gas, fuel oil and other key supplies; and unpredictable risks and hazards relating to the operation and development of Pan American’s mines.  Material assumptions that were applied in estimating Pan American‘s silver reserves and resources are set out in the notes to the table above.

There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated or assumed in such forward-looking information.  Accordingly, readers should not place undue reliance on statements containing forward-looking information.

Pan American does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

About Pan American Silver
Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and its silver reserves.  The Company has seven operating silver mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations late in the second quarter of 2008.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the Company’s inferred resources exist, or that hey can be mined legally or economically.

Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws, however, the United States Securities and Exchange Commission (‘SEC”) normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

For more information, please contact Rob Doyle, Chief Financial Officer at 604-684-1175 or e-mail Pan American at info@panamericansilver.com.

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